Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the second quarter of 2025 and six months ended June 30, 2025 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of June 30, 2025, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2025 and six months ended June 30, 2025 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2025 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2025.

A.	KEY FIGURES

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars,	1H25	1H24	vs
		1Q25		except earnings per share and number of shares			1H24
49,627	52,254	-5%	53,743	Sales	101,881	110,021	-7%
2,687	3,851	-30%	3,787	Net income (TotalEnergies share)	6,538	9,508	-31%
9,690	10,504	-8%	11,073	Adjusted EBITDA (1)	20,194	22,566	-11%
4,390	4,792	-8%	5,339	Adjusted net operating income (2) from business segments	9,182	10,939	-16%
1,974	2,451	-19%	2,667	Exploration & Production	4,425	5,217	-15%
1,041	1,294	-20%	1,152	Integrated LNG	2,335	2,374	-2%
574	506	+13%	502	Integrated Power	1,080	1,113	-3%
389	301	+29%	639	Refining & Chemicals	690	1,601	-57%
412	240	+72%	379	Marketing & Services	652	634	+3%
3,578	4,192	-15%	4,672	Adjusted net income (1) (TotalEnergies share)	7,770	9,784	-21%
1.17	1.68	-	1.60	Fully-diluted earnings per shares ($)	2.85	4.02	-
2,224	2,246	-1%	2,328	Fully-diluted weighted-average shares (millions)	2,236	2,333	-4%
6,689	4,805	+39%	4,558	Cash flow used in investing activities	11,494	8,025	+43%
4,819	4,501	+7%	4,410	Organic investments (1)	9,320	8,482	+10%
1,813	420	x4.3	220	Acquisitions net of assets sales(1)	2,233	(280)	ns
6,632	4,921	+35%	4,630	Net investments (1)	11,553	8,202	+41%
5,960	2,563	x2.3	9,007	Cash flow from operating activities	8,523	11,176	-24%
6,618	6,992	-5%	7,777	Cash flow from operations excluding working capital (CFFO) (1)	13,610	15,945	-15%
6,943	7,276	-5%	7,895	Debt Adjusted Cash Flow (DACF) (1)	14,220	16,207	-12%
Gearing(1) of 17.9% at June 30, 2025 vs. 14.3% at March 31, 2025 and 10.2% at June 30, 2024.
(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 39.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

		2Q25					1H25
2Q25	1Q25	vs	2Q24		1H25	1H24	vs
		1Q25					1H24
67.9	75.7	-10%	85.0	Brent ($/b)	71.9	84.1	-15%
3.5	3.9	-9%	2.3	Henry Hub ($/Mbtu)	3.7	2.2	+66%
11.9	14.4	-18%	10.0	TTF ($/Mbtu)(1)	13.2	9.4	+40%
12.2	14.1	-13%	11.2	JKM ($/Mbtu)(2)	13.1	10.3	+28%
65.6	72.2	-9%	81.0	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	68.7	79.9	-14%
5.63	6.60	-15%	5.05	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	6.13	5.08	+21%
9.10	10.00	-9%	9.32	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.55	9.46	+1%
35.3	29.4	+20%	44.9	European Refining Margin (ERM) (3), (7) ($/t)	32.4	58.3	-44%
(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Scope 1+2 emissions (2) (MtCO2e)	1H25	1H24	1H25 vs 1H24
8.0	8.4	-5%	7.7	Scope 1+2 from operated facilities(3)	16.4	15.9	+3%
7.1	7.2	-1%	7.0	of which Oil & Gas	14.3	14.1	+1%
0.9	1.2	-25%	0.7	of which CCGT	2.1	1.8	+17%
10.6	11.1	-5%	10.3	Scope 1+2 - ESRS share (3)	21.7	21.2	+2%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO2 equivalent terms, nitrous oxide (N2O) represents less than 1% of the Company's Scope 1+2 emissions.
(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.
(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Methane emissions (ktCH4)	1H25	1H24	1H25 vs 1H24
6	6	-	7	Methane emissions from operated facilities (1)	11	15	-27%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Scope 1+2 emissions from operated installations were down 5% quarter-to-quarter given lower gas-fired power plants utilization rate.

First half 2025 Scope 3(1) Category 11 emissions are estimated to be about 170 Mt CO2e.

1 If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2025, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Hydrocarbon production	1H25	1H24	vs
		1Q25					1H24
2,503	2,558	-2%	2,441	Hydrocarbon production (kboe/d)	2,531	2,451	+3%
1,343	1,355	-1%	1,318	Oil (including bitumen) (kb/d)	1,349	1,320	+2%
1,160	1,203	-4%	1,123	Gas (including condensates and associated NGL) (kboe/d)	1,182	1,131	+4%
2,503	2,558	-2%	2,441	Hydrocarbon production (kboe/d)	2,531	2,451	+3%
1,506	1,516	-1%	1,477	Liquids (kb/d)	1,511	1,480	+2%
5,395	5,655	-5%	5,180	Gas (Mcf/d)	5,524	5,215	+6%
*	Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,503 thousand barrels of oil equivalent per day in the second quarter of 2025, up 2.5% year-on-year, and was comprised of:

●	+5.5% due to start-ups and ramp-ups, including Mero-2, Mero-3 and Mero-4 in Brazil, Fenix in Argentina, Tyra in Denmark, and Anchor and Ballymore in the United States,
●	-2.5% mainly due to more planned maintenance this quarter,
●	+2.0% due to a portfolio effect related to the acquisitions of SapuraOMV in Malaysia and interests in the Eagle Ford shale gas plays in Texas and to a price effect,
●	-2.5% due to the natural field declines.

B.ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Hydrocarbon production	1H25	1H24	vs
		1Q25					1H24
1,956	1,976	-1%	1,943	EP (kboe/d)	1,966	1,956	+1%
1,437	1,442	-	1,413	Liquids (kb/d)	1,440	1,416	+2%
2,767	2,848	-3%	2,829	Gas (Mcf/d)	2,807	2,883	-3%

2. Results

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars, except effective tax rate	1H25	1H24	vs
		1Q25					1H24
1,974	2,451	-19%	2,667	Adjusted net operating income (1)	4,425	5,217	-15%
176	150	+17%	207	including adjusted income from equity affiliates	326	352	-7%
50.1%	49.4%	-	46.9%	Effective tax rate (2)	49.7%	47.7%	-
3,106	2,689	+16%	2,548	Cash flow used in investing activities	5,795	4,536	+28%
3,053	2,684	+14%	2,585	Organic investments	5,737	4,626	+24%
162	116	+40%	57	Acquisitions net of assets sales	278	93	x3
3,215	2,800	+15%	2,642	Net investments	6,015	4,719	+27%
3,675	3,266	+13%	4,535	Cash flow from operating activities	6,941	8,125	-15%
3,760	4,291	-12%	4,353	Cash flow from operations excluding working capital (CFFO)	8,051	8,831	-9%
(1)	Detail of adjustment items shown in the business segment information starting on page 39.
(2)

Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

In the second quarter of 2025, Exploration & Production:

●	adjusted net operating income was $1,974 million, down $480 million quarter-to-quarter, reflecting for $400 million the sensitivities linked to the changing environment (average liquids price down 7$/b compared to the first quarter),
●	cash flow from operating activities was $3,675 million, up 13% quarter-to-quarter, and
●	cash flow from operations excluding working capital (CFFO) was $3,760 million, down $530 million quarter-to-quarter, reflecting the sensitivities linked to the changing environment.

B.2 Integrated LNG

1.Production

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Hydrocarbon production for LNG	1H25	1H24	vs
		1Q25					1H24
547	582	-6%	498	Integrated LNG (kboe/d)	565	495	+14%
69	74	-7%	64	Liquids (kb/d)	71	64	+12%
2,628	2,807	-6%	2,351	Gas (Mcf/d)	2,717	2,332	+17%

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Liquefied Natural Gas in Mt	1H25	1H24	vs
		1Q25					1H24
10.6	10.6	-1%	8.8	Overall LNG sales	21.2	19.5	+9%
3.9	4.0	-3%	3.6	Incl. Sales from equity production*	7.9	7.8	+1%
9.4	9.4	-	7.6	Incl. Sales by TotalEnergies from equity production and third party purchases	18.8	16.9	+11%
*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was down 6% in the second quarter of 2025 compared to the first quarter of 2025, notably due to scheduled maintenance at Snøhvit in Norway and Malaysia LNG, which impacted SK408 production.

Quarterly LNG sales were stable.

2. Results

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars, except average price of LNG	1H25	1H24	vs
		1Q25					1H24
9.10	10.00	-9%	9.32	Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	9.55	9.46	+1%
1,041	1,294	-20%	1,152	Adjusted net operating income(2)	2,335	2,374	-2%
513	535	-4%	421	including adjusted income from equity affiliates	1,048	915	+15%
852	892	-4%	815	Cash flow used in investing activities	1,744	1,330	+31%
743	752	-1%	624	Organic investments	1,495	1,164	+28%
110	140	-21%	198	Acquisitions net of assets sales	250	186	+34%
853	892	-4%	822	Net investments	1,745	1,350	+29%
539	1,743	-69%	431	Cash flow from operating activities	2,282	2,141	+7%
1,159	1,249	-7%	1,220	Cash flow from operations excluding working capital (CFFO)	2,408	2,568	-6%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 39.

In the second quarter of 2025, Integrated LNG:

●	adjusted net operating income was $1,041 million, down 20% quarter-to-quarter, primarily due to a lower average LNG selling price reflecting oil price evolution and low market volatility for gas trading activities,
●	cash flow from operating activities was $539 million, down 69% quarter-to-quarter, and
●	cash flow from operations excluding working capital (CFFO) was $1,159 million, down 7% quarter-to-quarter, reflecting a lower average LNG selling price.

B.3 Integrated Power

1. Productions, capacities, clients and sales

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Integrated Power	1H25	1H24	vs
		1Q25					1H24
11.6	11.3	+2%	9.1	Net power production (TWh) (1)	22.9	18.6	+23%
8.4	6.8	+23%	6.8	o/w power production from renewables	15.2	12.8	+18%
3.2	4.5	-29%	2.2	o/w power production from gas flexible capacities	7.7	5.8	+33%
24.0	22.7	+5%	19.6	Portfolio of power generation net installed capacity (GW) (2)	24.0	19.6	+22%
17.4	16.2	+7%	13.8	o/w renewables	17.4	13.8	+26%
6.5	6.5	-	5.8	o/w power production from gas flexible capacities	6.5	5.8	+13%
104.1	97.5	+7%	87.4	Portfolio of renewable power generation gross capacity (GW) (2), (3)	104.1	87.4	+19%
30.2	27.8	+9%	24.0	o/w installed capacity	30.2	24.0	+26%
6.0	6.0	-	6.0	Clients power – BtB and BtC (Million) (2)	6.0	6.0	+1%
2.7	2.8	-	2.8	Clients gas – BtB and BtC (Million) (2)	2.7	2.8	-
10.5	14.5	-27%	11.1	Sales power – BtB and BtC (TWh)	25.0	26.0	-4%
14.9	35.7	-58%	18.9	Sales gas – BtB and BtC (TWh)	50.6	54.6	-7%
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 19.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production increased by 28% year-on-year to 11.6 TWh, driven by growth in renewable energy production and the acquisition of flexible gas capacities in the United Kingdom in 2024.

Gross installed renewable power generation capacity reached 30.2 GW at the end of the second quarter of 2025, up 26% year-on-year, i.e. a 6.2 GW increase.

Results

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
574	506	+13%	502	Adjusted net operating income(1)	1,080	1,113	-3%
22	44	-50%	35	including adjusted income from equity affiliates	66	(4)	ns
2,156	878	x2.5	508	Cash flow used in investing activities	3,034	2,185	+39%
421	645	-35%	596	Organic investments	1,066	1,539	-31%
1,568	238	x6.6	(88)	Acquisitions net of assets sales	1,806	647	x2.8
1,989	883	x2.3	508	Net investments	2,872	2,186	+31%
799	(399)	ns	1,647	Cash flow from operating activities	400	1,398	-71%
562	597	-6%	623	Cash flow from operations excluding working capital (CFFO)	1,159	1,315	-12%
(1)	Detail of adjustment items shown in the business segment information starting on page 39.

In the second quarter of 2025, Integrated Power adjusted net operating income was $574 million, cash flow from operating activities was $799 million and cash flow from operations excluding working capital (CFFO) reached $562 million, leading to cash flow from operations excluding working capital (CFFO) of $1.2 billion for the first half of the year, in line with the annual guidance.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
801	541	+48%	1,018	Adjusted net operating income(1)	1,342	2,235	-40%
505	311	+62%	653	Cash flow used in investing activities	816	(87)	ns
532	386	+38%	568	Organic investments	918	1,088	-16%
(27)	(75)	ns	56	Acquisitions net of assets sales	(102)	(1,202)	ns
505	311	+62%	624	Net investments	816	(114)	ns
1,515	(1,415)	ns	3,191	Cash flow from operating activities	100	954	-90%
1,483	1,117	+33%	1,776	Cash flow from operations excluding working capital (CFFO)	2,600	3,546	-27%

(1)Detail of adjustment items shown in the business segment information starting on page 39.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Refinery throughput and utilization rate*	1H25	1H24	vs
		1Q25					1H24
1,589	1,549	+3%	1,511	Total refinery throughput (kb/d)	1,569	1,468	+7%
463	435	+7%	430	France	449	406	+11%
632	627	+1%	636	Rest of Europe	629	627	-
494	487	+1%	446	Rest of world	491	435	+13%
90%	87%	-	84%	Utilization rate based on crude only*	89%	82%	-
*

Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from the third quarter of 2024 and the African refinery Natref (divested) during the fourth quarter of 2024.

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Petrochemicals production and utilization rate	1H25	1H24	vs
		1Q25					1H24
1,164	1,250	-7%	1,248	Monomers* (kt)	2,414	2,535	-5%
1,127	1,173	-4%	1,109	Polymers (kt)	2,300	2,185	+5%
74%	78%	-	79%	Steam cracker utilization rate**	76%	76%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from the second quarter of 2024.

Refinery throughput was up 3% quarter-on-quarter.

Petrochemicals output was down 7% quarter-on-quarter for monomers and down 4% quarter-on-quarter for polymers, mainly due to planned maintenance on the Normandie platform and to weak demand in Europe.

2. Results

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars, except ERM	1H25	1H24	vs
		1Q25					1H24
35.3	29.4	+20%	44.9	European Refining Margin Marker (ERM) ($/t)(1)	32.4	58.3	-44%
389	301	+29%	639	Adjusted net operating income(2)	690	1,601	-57%
309	236	+31%	316	Cash flow used in investing activities	545	713	-24%
333	236	+41%	382	Organic investments	569	801	-29%
(24)	-	ns	(95)	Acquisitions net of assets sales	(24)	(115)	ns
309	236	+31%	287	Net investments	545	686	-21%
887	(1,983)	ns	1,541	Cash flow from operating activities	(1,096)	(588)	ns
772	633	+22%	1,117	Cash flow from operations excluding working capital (CFFO)	1,405	2,408	-42%
(1)

This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 39.

In the second quarter of 2025, Refining & Chemicals:

●	adjusted net operating income was $389 million, up 29% quarter-to-quarter, reflecting a slightly better level of refining margins and utilization rate,
●	cash flow from operating activities was $887 million, and
●	cash flow from operations excluding working capital (CFFO) was $772 million, up 22% quarter-to-quarter for the same reasons stated above.

B.6 Marketing & Services

1. Petroleum product sales

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Sales in kb/d*	1H25	1H24	vs
		1Q25					1H24
1,324	1,266	+5%	1,363	Total Marketing & Services sales	1,295	1,338	-3%
790	714	+11%	773	Europe	753	744	+1%
534	551	-3%	591	Rest of world	543	594	-9%
*	Excludes trading and bulk refining sales.

Sales of petroleum products were up 5% quarter-to-quarter due to the seasonality of transport markets in Europe.

2. Results

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
412	240	+72%	379	Adjusted net operating income (1)	652	634	+3%
196	75	x2.6	337	Cash flow used in investing activities	271	(800)	ns
199	150	+33%	186	Organic investments	349	287	+22%
(3)	(75)	ns	151	Acquisitions net of assets sales	(78)	(1,087)	ns
196	75	x2.6	337	Net investments	271	(800)	ns
628	568	+11%	1,650	Cash flow from operating activities	1,196	1,542	-22%
711	484	+47%	659	Cash flow from operations excluding working capital (CFFO)	1,195	1,138	+5%

(1)Detail of adjustment items shown in the business segment information starting on page 39.

In the second quarter of 2025, Marketing & Services:

●	adjusted net operating income was $412 million, up 72% quarter-on-quarter benefiting from a seasonal effect and the increase of unit margins,
●	cash flow from operating activities was $628 million, up 11% quarter-to-quarter, and
●	cash flow from operations excluding working capital (CFFO) was $711 million, up 47% quarter-to-quarter for the same reasons stated above.

C.TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $2,687 million in the second quarter of 2025 compared to $3,851 million in the first quarter of 2025 and $3,787 in the second quarter of 2024.

Adjusted net income (TotalEnergies share) was $3,578 million in the second quarter of 2025 compared to $4,192 million in the first quarter of 2025, primarily due to lower oil and gas prices.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($0.9) billion in the second quarter of 2025, consisting mainly of:

●	($0.6) billion of changes in fair value and stock variation,
●	($0.2) billion of exceptional provisions and depreciations, mainly linked to the Antwerp platform reconfiguration for the Refining & Chemicals business.

2.Fully-diluted shares and share buybacks

As of June 30, 2025, the number of diluted shares was 2,220 million.

TotalEnergies repurchased1:

●	28.5 million shares in the second quarter of 2025 for $1.7 billion,
●	62.3 million shares in the first half of 2025 for $3.7 billion.

3. Acquisitions - asset sales

Acquisitions were:

●	$2,106 million in the second quarter of 2025, notably related to the finalization of the VSB acquisition and the acquisition of a renewable asset portfolio in the Dominican Republic, and
●	$2,942 million in the first half of 2025, notably related to the above items, as well as the acquisitions of an additional 10% interest in the Moho field in Congo, of SN Power and of renewable projects in Canada.

Divestments were:

●	$293 million in the second quarter of 2025, notably related to the sale of 50% of a renewable asset portfolio in Portugal, and
●	$709 million in the first half of 2025, notably related to the above items, as well as the divestment of interests in the Nkossa and Nsoko II permits in Congo and fuel distribution activities in Brazil.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $5,960 million in the second quarter of 2025 compared to a cash flow from operations excluding working capital (CFFO)2 of $6,618 million in the second quarter of 2025, and was impacted by a $0.5 billion increase in working capital requirements, mainly due to the unfavorable effect of declining prices on tax liabilities and the payment during the quarter for the capital gain tax from divesting the German distribution networks to Alimentation Couche-Tard. This was partially offset by the seasonal effect on gas and electricity supply activities in Europe.

The change in working capital was a decrease of $49 million in the second quarter of 2025 in accordance with IFRS. The difference of $707 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $272 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $295 million, (iii) plus the capital gains from the renewable project sales of $86 million and (iv) plus the organic loan repayments from equity affiliates of $54 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was an increase of $658 million in the second quarter of 2025, compared to an increase of $4,429 million in the first quarter of 2025.

TotalEnergies’ net cash flow was ($14) million in the second quarter of 2025, down from $2,071 million in the previous quarter, due to a $374 million decrease in CFFO and a $1,711 million increase in net investments over the quarter, reaching $6,632 million.

1 Including coverage of employees share grant plans.

2 Cash flow from operations excluding working capital (CFFO) is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D.PROFITABILITY

Return on equity was 14.1% for the twelve months ended June 30, 2025.

	July 1, 2024	April 1, 2024	July 1, 2023
In millions of dollars	June 30, 2025	March 31, 2025	June 30, 2024
Adjusted net income (TotalEnergies share)	16,535	17,636	21,769
Average adjusted shareholders’ equity	117,441	116,758	116,286
Return on equity (ROE)	14.1%	15.1%	18.7%

Return on average capital employed (ROACE)3 was 12.4% for the twelve months ended June 30, 2025.

	July 1, 2024	April 1, 2024	July 1, 2023
In millions of dollars	June 30, 2025	March 31, 2025	June 30, 2024
Adjusted net operating income	18,184	19,125	23,030
Average capital employed	146,456	144,629	138,776
ROACE	12.4%	13.2%	16.6%

E.Annual 2025 Sensitivities*

		Estimated impact	Estimated impact
	Change	on adjusted net	on cash flow
		operating income	from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$
*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2025. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
**	In an 70-80 $/b Brent environment.

F.SUMMARY AND OUTLOOK

In an unstable geopolitical and macroeconomic environment (tariff war), oil markets remain volatile with prices fluctuating between $60 and $70/b. The market is facing an abundant supply that is fueled by OPEC+'s decision to unwind some voluntary production cuts and weak demand that is linked to the slowdown in global economic growth.

Refining and petrochemical margins are similarly facing structural overcapacity given persistently weak demand. However, due to traditionally stronger summer demand (driving season), refining margins are above $50/ton at the start of the third quarter of 2025.

Forward European gas prices are expected to remain sustained around $12/Mbtu for the third quarter of 2025 and winter 2025/26 due to European stock replenishment. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG selling price of $9 to $9.5/Mbtu for the third quarter of 2025.

Hydrocarbon production in the third quarter of 2025 is expected to increase by over 3% compared to the third quarter of 2024, which is in line with the Company's annual objective of over 3% production growth in 2025 compared to 2024.

Taking into account scheduled maintenance at Antwerp, Port Arthur and HTC, utilization rates should be around 80% to 85% in the third quarter.

The Company anticipates that net investments for the full year will be within the $17-17.5 billion guidance range given the disposal program planned for the second half of the year.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, changes in the geopolitical environment, including the impact of tariffs and trade disputes, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2024.

Additionally, developments related to environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to change and evolve independently of the Company. Moreover, the Company’s disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Combined liquids and gas	1H25	1H24	vs
		1Q25		production by region (kboe/d)			1H24
522	571	-9%	561	Europe	547	566	-3%
424	424	-	449	Africa	424	456	-7%
850	849	-	825	Middle East and North Africa	849	820	+4%
436	424	+3%	358	Americas	430	355	+21%
271	290	-6%	248	Asia-Pacific	281	254	+10%
2,503	2,558	-2%	2,441	Total production	2,531	2,451	+3%
374	390	-4%	359	includes equity affiliates	382	352	+8%

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Liquids production by region (kb/d)	1H25	1H24	vs
		1Q25					1H24
203	216	-6%	225	Europe	209	225	-7%
309	312	-1%	325	Africa	310	328	-5%
673	680	-1%	660	Middle East and North Africa	677	656	+3%
217	202	+8%	167	Americas	210	168	+24%
104	106	-2%	100	Asia-Pacific	105	103	+2%
1,506	1,516	-1%	1,477	Total production	1,511	1,480	+2%
158	163	-3%	150	includes equity affiliates	161	152	+6%

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Gas production by region (Mcf/d)	1H25	1H24	vs
		1Q25					1H24
1,720	1,920	-10%	1,814	Europe	1,819	1,841	-1%
579	567	+2%	620	Africa	573	634	-10%
973	920	+6%	904	Middle East and North Africa	947	900	+5%
1,214	1,237	-2%	1,061	Americas	1,225	1,032	+19%
909	1,011	-10%	781	Asia-Pacific	960	808	+19%
5,395	5,655	-5%	5,180	Total production	5,524	5,215	+6%
1,173	1,237	-5%	1,127	includes equity affiliates	1,205	1,085	+11%

Downstream (Refining & Chemicals and Marketing & Services)

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Petroleum product sales by region (kb/d)	1H25	1H24	vs
		1Q25					1H24
1,904	1,677	+14%	1,840	Europe	1,790	1,807	-1%
616	618	-	558	Africa	617	575	+7%
1,057	1,073	-2%	989	Americas	1,065	1,011	+5%
856	945	-9%	639	Rest of world	901	675	+33%
4,432	4,313	+3%	4,026	Total consolidated sales	4,373	4,068	+7%
379	344	+10%	397	Includes bulk sales	362	399	-9%
2,729	2,703	+1%	2,266	Includes trading	2,716	2,331	+16%

		2Q25					1H25
2Q25	1Q25	vs	2Q24	Petrochemicals production* (kt)	1H25	1H24	vs
		1Q25					1H24
832	984	-15%	900	Europe	1,816	1,890	-4%
750	694	+8%	756	Americas	1,444	1,401	+3%
709	745	-5%	702	Middle East and Asia	1,454	1,430	+2%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

	2Q25						1Q25
		Onshore	Offshore					Onshore	Offshore
Net power production (TWh)	Solar	Wind	Wind	Gas	Others	Total	Solar	Wind	Wind	Gas	Others	Total
France	0.2	0.2	–	0.5	0.0	1.0	0.1	0.2	–	1.9	0.0	2.2
Rest of Europe	0.2	0.5	0.2	1.0	0.1	2.0	0.1	0.6	0.3	1.6	0.1	2.6
Africa	0.0	–	–	–	0.1	0.1	0.0	–	–	–	0.0	0.1
Middle East	0.3	–	–	0.3	–	0.5	0.2	–	–	0.2	–	0.4
North America	1.3	0.6	–	1.4	–	3.3	0.7	0.5	–	0.9	–	2.1
South America	0.1	0.9	–	–	–	1.0	0.2	0.8	–	–	–	0.9
India	2.5	0.6	–	–	–	3.1	2.2	0.3	–	–	–	2.5
Asia-Pacific	0.4	0.0	0.1	–	–	0.5	0.3	0.0	0.2	–	–	0.5
Total	5.1	2.8	0.3	3.2	0.2	11.6	3.8	2.4	0.5	4.5	0.1	11.3

Installed power generation net capacity

	2Q25						1Q25
		Onshore	Offshore					Onshore	Offshore
Installed power generation net capacity (GW) (1)	Solar	Wind	Wind	Gas	Others	Total	Solar	Wind	Wind	Gas	Others	Total
France	0.8	0.5	–	2.7	0.2	4.2	0.8	0.4	–	2.7	0.2	4.0
Rest of Europe	0.5	1.0	0.3	2.1	0.2	4.0	0.6	1.0	0.3	2.1	0.2	4.1
Africa	0.0	–	–	–	0.1	0.1	0.0	–	–	–	0.1	0.1
Middle East	0.5	–	–	0.3	–	0.8	0.4	–	–	0.3	–	0.8
North America	2.8	0.9	–	1.5	0.4	5.5	2.5	0.8	–	1.5	0.3	5.1
South America	0.4	1.0	–	–	–	1.4	0.4	0.9	–	–	–	1.3
India	6.0	0.6	–	–	–	6.6	5.5	0.6	–	–	–	6.1
Asia-Pacific	1.1	0.0	0.2	–	–	1.3	1.1	0.0	0.2	–	–	1.3
Total	12.2	4.0	0.5	6.5	0.8	24.0	11.2	3.8	0.5	6.5	0.7	22.7

Power generation gross capacity from renewables

	2Q25					1Q25
		Onshore	Offshore				Onshore	Offshore
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.3	0.9	0.0	0.2	2.3	1.2	0.7	–	0.2	2.1
Rest of Europe	0.6	1.5	1.1	0.3	3.5	0.6	1.3	1.1	0.3	3.2
Africa	0.1	0.0	0.0	0.3	0.4	0.1	–	–	0.3	0.4
Middle East	1.3	0.0	0.0	0.0	1.3	1.2	–	–	–	1.2
North America	6.1	2.3	0.0	0.8	9.3	5.6	2.2	–	0.7	8.4
South America	0.4	1.5	0.0	0.0	1.9	0.4	1.4	–	–	1.8
India	8.5	0.6	0.0	0.0	9.2	7.7	0.6	–	–	8.4
Asia-Pacific	1.7	0.0	0.6	0.0	2.4	1.7	0.0	0.6	0.0	2.3
Total	20.0	6.8	1.8	1.6	30.2	18.4	6.2	1.8	1.4	27.8

	2Q25					1Q25
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.3	0.1	0.0	0.0	0.4	0.3	0.0	0.0	0.0	0.3
Rest of Europe	0.5	0.2	0.8	0.3	1.9	0.5	0.1	0.8	0.3	1.8
Africa	0.5	0.1	0.0	0.1	0.7	0.4	0.1	–	0.1	0.7
Middle East	1.7	0.2	0.0	0.0	2.0	1.5	0.2	–	–	1.7
North America	1.2	0.0	0.0	0.5	1.7	1.3	0.0	–	0.5	1.9
South America	0.9	0.4	0.0	0.2	1.4	0.4	0.5	–	0.2	1.1
India	1.6	0.0	0.0	0.0	1.6	2.2	0.0	–	–	2.2
Asia-Pacific	0.1	0.0	0.0	0.0	0.1	0.1	–	–	–	0.1
Total	6.7	1.1	0.8	1.2	9.8	6.7	1.1	0.8	1.2	9.9

	2Q25					1Q25
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.0	0.5	0.0	0.0	1.6	0.9	0.3	–	0.1	1.3
Rest of Europe	6.4	1.7	14.3	2.9	25.3	4.6	0.6	13.3	2.5	20.9
Africa	0.5	0.2	0.0	0.0	0.7	0.5	0.2	–	–	0.7
Middle East	0.6	0.0	0.0	0.0	0.6	0.8	–	–	–	0.8
North America	10.9	3.7	4.1	4.6	23.3	10.6	3.0	4.1	4.4	22.1
South America	1.2	1.4	0.0	0.0	2.6	1.7	1.4	–	0.0	3.1
India	2.0	0.1	0.0	0.0	2.1	2.3	0.1	–	–	2.4
Asia-Pacific	3.2	1.1	2.6	1.1	7.9	3.4	1.1	3.0	1.1	8.5
Total	25.8	8.6	21.0	8.6	64.1	24.8	6.6	20.4	8.1	59.8
(1)	End-of-period data.
(2)	Includes 19.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

2Q25	1Q25	2Q24	In millions of dollars	1H25	1H24
2,687	3,851	3,787	Net income (TotalEnergies share)	6,538	9,508
(340)	(108)	(274)	Special items affecting net income (TotalEnergies share)	(448)	531
–	–	(110)	Gain (loss) on asset sales	–	1,397
–	–	(11)	Restructuring charges	–	(11)
(209)	–	–	Impairments	(209)	(644)
(131)	(108)	(153)	Other	(239)	(211)
(268)	(78)	(320)	After-tax inventory effect : FIFO vs. replacement cost	(346)	(196)
(283)	(155)	(291)	Effect of changes in fair value	(438)	(611)
(891)	(341)	(885)	Total adjustments affecting net income	(1,232)	(276)
3,578	4,192	4,672	Adjusted net income (TotalEnergies share)	7,770	9,784

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
2,687	3,851	-30%	3,787	Net income (TotalEnergies share)	6,538	9,508	-31%
891	341	x2.6	885	Less: adjustment items to net income (TotalEnergies share)	1,232	276	x4.5
3,578	4,192	-15%	4,672	Adjusted net income (TotalEnergies share)	7,770	9,784	-21%
				Adjusted items
60	70	-14%	67	Add: non-controlling interests	130	167	-22%
2,328	2,705	-14%	2,977	Add: income taxes	5,033	5,968	-16%
3,106	2,998	+4%	2,962	Add: depreciation, depletion and impairment of tangible assets and mineral interests	6,104	5,904	+3%
96	83	+16%	87	Add: amortization and impairment of intangible assets	179	179	-
816	725	+13%	725	Add: financial interest on debt	1,541	1,433	+8%
(294)	(269)	ns	(417)	Less: financial income and expense from cash & cash equivalents	(563)	(869)	ns
9,690	10,504	-8%	11,073	Adjusted EBITDA	20,194	22,566	-11%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
				Adjusted items
44,676	47,899	-7%	49,183	Revenues from sales	92,575	101,066	-8%
(28,533)	(30,563)	ns	(31,314)	Purchases, net of inventory variation	(59,096)	(64,839)	ns
(7,588)	(7,542)	ns	(7,664)	Other operating expenses	(15,130)	(15,244)	ns
(97)	(81)	ns	(97)	Exploration costs	(178)	(185)	ns
544	247	x2.2	146	Other income	791	386	x2
(233)	(216)	ns	(37)	Other expense, excluding amortization and impairment of intangible assets	(449)	(162)	ns
422	294	+44%	433	Other financial income	716	715	-
(203)	(249)	ns	(213)	Other financial expense	(452)	(428)	ns
702	715	-2%	636	Net income (loss) from equity affiliates	1,417	1,257	+13%
9,690	10,504	-8%	11,073	Adjusted EBITDA	20,194	22,566	-11%
				Adjusted items
(3,106)	(2,998)	ns	(2,962)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(6,104)	(5,904)	ns
(96)	(83)	ns	(87)	Less: amortization of intangible assets	(179)	(179)	ns
(816)	(725)	ns	(725)	Less: financial interest on debt	(1,541)	(1,433)	ns
294	269	+9%	417	Add: financial income and expense from cash & cash equivalents	563	869	-35%
(2,328)	(2,705)	ns	(2,977)	Less: income taxes	(5,033)	(5,968)	ns
(60)	(70)	ns	(67)	Less: non-controlling interests	(130)	(167)	ns
(891)	(341)	ns	(885)	Add: adjustment - TotalEnergies share	(1,232)	(276)	ns
2,687	3,851	-30%	3,787	Net income (TotalEnergies share)	6,538	9,508	-31%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
6,689	4,805	+39%	4,558	Cash flow used in investing activities (a)	11,494	8,025	+43%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
54	6	x9	(29)	Organic loan repayment from equity affiliates (c)	60	(26)	ns
(221)	-	ns	-	Change in debt from renewable projects financing (d) *	(221)	-	ns
90	108	-17%	97	Capex linked to capitalized leasing contracts (e)	198	200	-1%
20	2	x10	4	Expenditures related to carbon credits (f)	22	3	x7.3
6,632	4,921	+35%	4,630	Net investments (a + b + c + d + e + f = g - i + h)	11,553	8,202	+41%
1,813	420	x4.3	220	of which acquisitions net of assets sales (g-i)	2,233	(280)	ns
2,106	836	x2.5	544	Acquisitions (g)	2,942	1,618	+82%
293	416	-29%	324	Asset sales (i)	709	1,898	-63%
67	-	ns	-	Change in debt from renewable projects (partner share)	67	-	ns
4,819	4,501	+7%	4,410	of which organic investments (h)	9,320	8,482	+10%
37	111	-66%	101	Capitalized exploration	148	247	-40%
425	568	-25%	589	Increase in non-current loans	993	1,127	-12%
(256)	(103)	ns	(178)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(359)	(324)	ns
(154)	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	(154)	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
3,106	2,689	2,548	22%	Cash flow used in investing activities (a)	5,795	4,536	28%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
89	109	90	-1%	Capex linked to capitalized leasing contracts (e)	198	180	10%
20	2	4	x5	Expenditures related to carbon credits (f)	22	3	x7.3
3,215	2,800	2,642	22%	Net investments (a + b + c + d + e + f = g - i + h)	6,015	4,719	27%
162	116	57	x2.8	of which acquisitions net of assets sales (g-i)	278	93	x3
193	445	160	21%	Acquisitions (g)	638	487	31%
31	329	103	-70%	Asset sales (i)	360	394	-9%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
3,053	2,684	2,585	18%	of which organic investments (h)	5,737	4,626	24%
30	109	88	-66%	Capitalized exploration	139	225	-38%
42	82	67	-37%	Increase in non-current loans	124	109	14%
(49)	(29)	(46)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(78)	(61)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
852	892	815	5%	Cash flow used in investing activities (a)	1,744	1,330	31%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	1	-	ns	Organic loan repayment from equity affiliates (c)	1	1	-
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
1	(1)	7	-86%	Capex linked to capitalized leasing contracts (e)	-	19	-100%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
853	892	822	4%	Net investments (a + b + c + d + e + f = g - i + h)	1,745	1,350	29%
110	140	198	-44%	of which acquisitions net of assets sales (g-i)	250	186	34%
110	144	199	-45%	Acquisitions (g)	254	199	28%
-	4	1	-100%	Asset sales (i)	4	13	-69%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
743	752	624	19%	of which organic investments (h)	1,495	1,164	28%
7	2	13	-46%	Capitalized exploration	9	22	-59%
187	182	153	22%	Increase in non-current loans	369	326	13%
(25)	(5)	(42)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(30)	(79)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
2,156	878	508	x4.2	Cash flow used in investing activities (a)	3,034	2,185	39%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
54	5	-	ns	Organic loan repayment from equity affiliates (c)	59	-	ns
(221)	-	-	ns	Change in debt from renewable projects financing (d) *	(221)	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	1	-100%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
1,989	883	508	x3.9	Net investments (a + b + c + d + e + f = g - i + h)	2,872	2,186	31%
1,568	238	(88)	ns	of which acquisitions net of assets sales (g-i)	1,806	647	x2.8
1,791	245	142	x12.6	Acquisitions (g)	2,036	878	x2.3
223	7	230	-3%	Asset sales (i)	230	231
67	-	-	ns	Change in debt from renewable projects (partner share)	67	-	ns
421	645	596	-29%	of which organic investments (h)	1,066	1,539	-31%
-	-	-	ns	Capitalized exploration	-	-	ns
150	268	239	-37%	Increase in non-current loans	418	544	-23%
(137)	(46)	(31)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(183)	(92)	ns
(154)	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	(154)	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
309	236	316	-2%	Cash flow used in investing activities (a)	545	713	-24%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	(29)	-100%	Organic loan repayment from equity affiliates (c)	-	(27)	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
309	236	287	8%	Net investments (a + b + c + d + e + f = g - i + h)	545	686	-21%
(24)	-	(95)	ns	of which acquisitions net of assets sales (g-i)	(24)	(115)	ns
11	-	26	-58%	Acquisitions (g)	11	35	-69%
35	-	121	-71%	Asset sales (i)	35	150	-77%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
333	236	382	-13%	of which organic investments (h)	569	801	-29%
-	-	-	ns	Capitalized exploration	-	-	ns
17	10	58	-71%	Increase in non-current loans	27	65	-58%
(7)	(6)	(3)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(13)	(10)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
196	75	337	-42%	Cash flow used in investing activities (a)	271	(800)	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
196	75	337	-42%	Net investments (a + b + c + d + e + f = g - i + h)	271	(800)	ns
(3)	(75)	151	ns	of which acquisitions net of assets sales (g-i)	(78)	(1,087)	ns
1	2	17	-94%	Acquisitions (g)	3	19	-84%
4	77	(134)	ns	Asset sales (i)	81	1,106	-93%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
199	150	186	7%	of which organic investments (h)	349	287	22%
-	-	-	ns	Capitalized exploration	-	-	ns
26	18	57	-54%	Increase in non-current loans	44	68	-35%
(22)	(17)	(53)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(39)	(79)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

		2Q25					1H25
2Q25	1Q25	vs	2Q24	In millions of dollars	1H25	1H24	vs
		1Q25					1H24
5,960	2,563	x2.3	9,007	Cash flow from operating activities (a)	8,523	11,176	-24%
(246)	(4,316)	ns	1,669	(Increase) decrease in working capital (b) *	(4,562)	(4,452)	ns
(272)	(107)	ns	(468)	Inventory effect (c)	(379)	(343)	ns
86	-	ns	-	Capital gain from renewable project sales (d)	86	-	ns
54	6	x9	(29)	Organic loan repayments from equity affiliates (e)	60	(26)	ns
6,618	6,992	-5%	7,777	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	13,610	15,945	-15%
(325)	(284)	ns	(118)	Financial charges	(610)	(262)	ns
6,943	7,276	-5%	7,895	Debt Adjusted Cash Flow (DACF)	14,220	16,207	-12%

4,819	4,501	+7%	4,410	Organic investments (g)	9,320	8,482	+10%
1,799	2,491	-28%	3,367	Free cash flow after organic investments (f - g)	4,290	7,463	-43%

6,632	4,921	+35%	4,630	Net investments (h)	11,553	8,202	+41%
(14)	2,071	ns	3,147	Net cash flow (f - h)	2,057	7,743	-73%
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
3,675	3,266	4,535	-19%	Cash flow from operating activities (a)	6,941	8,125	-15%
(85)	(1,025)	182	ns	(Increase) decrease in working capital (b)	(1,110)	(706)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
3,760	4,291	4,353	-14%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	8,051	8,831	-9%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
539	1,743	431	25%	Cash flow from operating activities (a)	2,282	2,141	7%
(620)	495	(789)	ns	(Increase) decrease in working capital (b) *	(125)	(426)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	1	-	ns	Organic loan repayments from equity affiliates (e)	1	1
1,159	1,249	1,220	-5%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,408	2,568	-6%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
799	(399)	1,647	-51%	Cash flow from operating activities (a)	400	1,398	-71%
377	(991)	1,024	-63%	(Increase) decrease in working capital (b) *	(614)	83	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
86	-	-	ns	Capital gain from renewable project sales (d)	86	-	ns
54	5	-	ns	Organic loan repayments from equity affiliates (e)	59	-	ns
562	597	623	-10%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,159	1,315	-12%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
887	(1,983)	1,541	-42%	Cash flow from operating activities (a)	(1,096)	(588)	ns
362	(2,543)	788	-54%	(Increase) decrease in working capital (b)	(2,181)	(2,738)	ns
(247)	(73)	(393)	ns	Inventory effect (c)	(320)	(285)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	(29)	-100%	Organic loan repayments from equity affiliates (e)	-	(27)	-100%
772	633	1,117	-31%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,405	2,408	-42%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

			2Q25				1H25
2Q25	1Q25	2Q24	vs	In millions of dollars	1H25	1H24	vs
			2Q24				1H24
628	568	1,650	-62%	Cash flow from operating activities (a)	1,196	1,542	-22%
(58)	118	1,066	ns	(Increase) decrease in working capital (b)	60	462	-87%
(25)	(34)	(75)	ns	Inventory effect (c)	(59)	(58)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
711	484	659	8%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,195	1,138	5%

GEARING RATIO

In millions of dollars	06/30/2025	03/31/2025	06/30/2024

Current borrowings *	12,570	10,983	9,358
Other current financial liabilities	861	897	461
Current financial assets *, **	(4,872)	(5,892)	(6,425)
Net financial assets classified as held for sale *	41	41	(61)
Non-current financial debt *	39,161	37,862	34,726
Non-current financial assets *	(1,410)	(953)	(1,166)
Cash and cash equivalents	(20,424)	(22,837)	(23,211)
Net debt (a)	25,927	20,101	13,682

Shareholders’ equity - TotalEnergies share	116,642	117,956	117,379
Non-controlling interests	2,360	2,465	2,648
Shareholders' equity (b)	119,002	120,421	120,027

Gearing = a / (a+b)	17.9%	14.3%	10.2%

Leases (c)	8,907	8,533	8,012
Gearing including leases (a+c) / (a+b+c)	22.6%	19.2%	15.3%
*	Excludes leases receivables and leases debts.
**	Including initial margins held as part of the Company’s activities on organized markets.

Gearing was 17.9% at the end of June 2025 due to the seasonal effect of working capital variation and pace of investment. Normalized gearing was 15% excluding these effects.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended June 30, 2025

	Exploration &	Integrated	Integrated	Refining &	Marketing
In millions of dollars	Production	LNG	Power	Chemicals	& Services	Company
Adjusted net operating income	9,212	4,830	2,140	1,249	1,378	18,184
Capital employed at 06/30/2024	65,809	38,708	21,861	8,728	6,954	140,180
Capital employed at 06/30/2025	67,042	44,300	27,033	8,827	7,325	152,732
ROACE	13.9%	11.6%	8.8%	14.2%	19.3%	12.4%

PAYOUT1

In millions of dollars	1H25	1H24	2024
Dividend paid (parent company shareholders)	3,745	3,756	7,717
Repayment of treasury shares excluding fees and taxes	3,726	4,000	7,970

Payout ratio	54%	45%	50%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

	Exploration			Refining	Marketing
In millions of dollars	&	Integrated	Integrated	&	&		Inter-
	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2nd quarter 2025	1,974	1,041	574	389	412	(245)	-	4,145
Adjusted net operating income 1st quarter 2025	2,451	1,294	506	301	240	(131)	-	4,661
Adjusted net operating income 4th quarter 2024	2,305	1,432	575	318	362	(173)	-	4,819
Adjusted net operating income 3rd quarter 2024	2,482	1,063	485	241	364	(76)	-	4,559
Adjusted net operating income (a)	9,212	4,830	2,140	1,249	1,378	(625)	-	18,184

Balance sheet as of June 30, 2025
Property plant and equipment intangible assets net	85,970	29,063	17,159	12,746	7,139	763	-	152,840
Investments & loans in equity affiliates	4,349	16,955	10,304	3,963	1,086	-	-	36,657
Other non-current assets	3,685	2,210	1,771	699	1,089	329	-	9,783
Inventories, net	1,565	1,027	574	10,773	3,336	-	-	17,275
Accounts receivable, net	5,841	6,227	4,554	20,019	8,369	1,148	(24,904)	21,254
Other current assets	6,848	8,899	5,206	2,723	2,955	5,627	(8,098)	24,160
Accounts payable	(6,884)	(7,473)	(6,333)	(32,438)	(9,932)	(1,049)	24,821	(39,288)
Other creditors and accrued liabilities	(9,785)	(8,541)	(4,484)	(5,171)	(5,385)	(9,487)	8,181	(34,672)
Working capital	(2,415)	139	(483)	(4,094)	(657)	(3,761)	-	(11,271)
Provisions and other non-current liabilities	(25,111)	(4,260)	(1,719)	(3,577)	(1,222)	874	-	(35,015)
Assets and liabilities classified as held for sale	564	193	1	-	84	-	-	842
Capital Employed (Balance sheet)	67,042	44,300	27,033	9,737	7,519	(1,795)	-	153,836
Less inventory valuation effect	-	-	-	(910)	(194)	-	-	(1,104)
Capital Employed at replacement cost (b)	67,042	44,300	27,033	8,827	7,325	(1,795)	-	152,732

Balance sheet as of June 30, 2024
Property plant and equipment intangible assets net	84,754	24,936	14,078	11,987	6,476	649	-	142,880
Investments & loans in equity affiliates	3,463	15,294	8,921	4,122	1,000	-	-	32,800
Other non-current assets	3,803	2,424	1,147	731	1,224	214	-	9,543
Inventories, net	1,486	1,495	577	12,822	3,809	-	-	20,189
Accounts receivable, net	6,432	5,526	4,766	20,755	8,940	1,073	(26,845)	20,647
Other current assets	6,497	7,876	4,797	2,146	3,141	7,313	(11,756)	20,014
Accounts payable	(6,984)	(6,429)	(5,653)	(33,025)	(10,387)	(775)	26,804	(36,449)
Other creditors and accrued liabilities	(8,785)	(8,614)	(4,989)	(6,082)	(5,762)	(11,007)	11,797	(33,442)
Working capital	(1,354)	(146)	(502)	(3,384)	(259)	(3,396)	-	(9,041)
Provisions and other non-current liabilities	(24,947)	(3,800)	(1,807)	(3,467)	(1,207)	653	-	(34,575)
Assets and liabilities classified as held for sale	90	-	24	-	-	-	-	114
Capital Employed (Balance sheet)	65,809	38,708	21,861	9,989	7,234	(1,880)	-	141,721
Less inventory valuation effect	-	-	-	(1,261)	(280)	-	-	(1,541)
Capital Employed at replacement cost (c)	65,809	38,708	21,861	8,728	6,954	(1,880)	-	140,180
ROACE as a percentage (a/average(b+c))	13.9%	11.6%	8.8%	14.2%	19.3%			12.4%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing is an indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2025	2025	2024

Sales	49,627	52,254	53,743
Excise taxes	(4,951)	(4,355)	(4,560)
Revenues from sales	44,676	47,899	49,183

Purchases, net of inventory variation	(29,158)	(30,855)	(32,117)
Other operating expenses	(7,834)	(7,564)	(7,729)
Exploration costs	(97)	(81)	(97)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,258)	(2,998)	(2,976)
Other income	544	247	3
Other expense	(287)	(291)	(251)

Financial interest on debt	(816)	(725)	(725)
Financial income and expense from cash & cash equivalents	327	290	408
Cost of net debt	(489)	(435)	(317)

Other financial income	429	318	459
Other financial expense	(203)	(249)	(213)

Net income (loss) from equity affiliates	529	663	627

Income taxes	(2,106)	(2,733)	(2,725)
Consolidated net income	2,746	3,921	3,847
TotalEnergies share	2,687	3,851	3,787
Non-controlling interests	59	70	60
Earnings per share ($)	1.18	1.69	1.61
Fully-diluted earnings per share ($)	1.17	1.68	1.60

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2025	2025	2024

Consolidated net income	2,746	3,921	3,847

Other comprehensive income

Actuarial gains and losses	16	-	22
Change in fair value of investments in equity instruments	52	12	103
Tax effect	(20)	1	(11)
Currency translation adjustment generated by the parent company	5,808	2,882	(683)
Items not potentially reclassifiable to profit and loss	5,856	2,895	(569)
Currency translation adjustment	(4,692)	(2,017)	523
Cash flow hedge	165	(833)	593
Variation of foreign currency basis spread	4	15	-
Share of other comprehensive income of equity affiliates, net amount	(174)	(100)	(38)
Other	–	7	(2)
Tax effect	(49)	205	(153)
Items potentially reclassifiable to profit and loss	(4,746)	(2,723)	923
Total other comprehensive income (net amount)	1,110	172	354

Comprehensive income	3,856	4,093	4,201
TotalEnergies share	3,752	4,007	4,134
Non-controlling interests	104	86	67

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)(a)	2025	2024

Sales	101,881	110,021
Excise taxes	(9,306)	(8,955)
Revenues from sales	92,575	101,066

Purchases, net of inventory variation	(60,013)	(65,897)
Other operating expenses	(15,398)	(15,372)
Exploration costs	(178)	(185)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,256)	(5,918)
Other income	791	1,761
Other expense	(578)	(566)

Financial interest on debt	(1,541)	(1,433)
Financial income and expense from cash & cash equivalents	617	880
Cost of net debt	(924)	(553)

Other financial income	747	765
Other financial expense	(452)	(428)

Net income (loss) from equity affiliates	1,192	645

Income taxes	(4,839)	(5,667)
Consolidated net income	6,667	9,651
TotalEnergies share	6,538	9,508
Non-controlling interests	129	143
Earnings per share ($)	2.88	4.04
Fully-diluted earnings per share ($)	2.85	4.02

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2025	2024

Consolidated net income	6,667	9,651

Other comprehensive income

Actuarial gains and losses	16	20
Change in fair value of investments in equity instruments	64	143
Tax effect	(19)	(19)
Currency translation adjustment generated by the parent company	8,690	(2,189)
Items not potentially reclassifiable to profit and loss	8,751	(2,045)
Currency translation adjustment	(6,709)	1,622
Cash flow hedge	(668)	1,400
Variation of foreign currency basis spread	19	(15)
share of other comprehensive income of equity affiliates, net amount	(274)	(114)
Other	7	-
Tax effect	156	(372)
Items potentially reclassifiable to profit and loss	(7,469)	2,521
Total other comprehensive income (net amount)	1,282	476

Comprehensive income	7,949	10,127
TotalEnergies share	7,759	10,004
Non-controlling interests	190	123

CONSOLIDATED BALANCE SHEET

TotalEnergies

	June 30,	March 31,	December 31,	June 30,
	2025	2025	2024	2024
(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	36,687	34,543	34,238	33,477
Property, plant and equipment, net	116,153	112,249	109,095	109,403
Equity affiliates : investments and loans	36,657	35,687	34,405	32,800
Other investments	2,176	1,860	1,665	1,740
Non-current financial assets	2,691	2,231	2,305	2,469
Deferred income taxes	3,550	3,360	3,202	3,568
Other non-current assets	4,057	4,000	4,006	4,235
Total non-current assets	201,971	193,930	188,916	187,692

Current assets
Inventories, net	17,275	19,037	18,868	20,189
Accounts receivable, net	21,254	24,882	19,281	20,647
Other current assets	24,160	22,423	23,687	20,014
Current financial assets	5,183	6,237	6,914	6,823
Cash and cash equivalents	20,424	22,837	25,844	23,211
Assets classified as held for sale	2,550	1,711	1,977	912
Total current assets	90,846	97,127	96,571	91,796
Total assets	292,817	291,057	285,487	279,488

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,262	7,231	7,577	7,577
Paid-in surplus and retained earnings	128,103	128,787	135,496	130,688
Currency translation adjustment	(13,564)	(14,508)	(15,259)	(14,415)
Treasury shares	(5,159)	(3,554)	(9,956)	(6,471)
Total shareholders’ equity - TotalEnergies share	116,642	117,956	117,858	117,379
Non-controlling interests	2,360	2,465	2,397	2,648
Total shareholders’ equity	119,002	120,421	120,255	120,027

Non-current liabilities
Deferred income taxes	12,729	12,621	12,114	12,461
Employee benefits	1,974	1,824	1,753	1,819
Provisions and other non-current liabilities	20,312	19,872	19,872	20,295
Non-current financial debt	47,584	45,858	43,533	42,526
Total non-current liabilities	82,599	80,175	77,272	77,101

Current liabilities
Accounts payable	39,288	42,554	39,932	36,449
Other creditors and accrued liabilities	34,672	32,505	35,961	33,442
Current borrowings	14,637	13,134	10,024	11,271
Other current financial liabilities	861	897	664	461
Liabilities directly associated with the assets classified as held for sale	1,758	1,371	1,379	737
Total current liabilities	91,216	90,461	87,960	82,360
Total liabilities & shareholders’ equity	292,817	291,057	285,487	279,488

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2025	2025	2024

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,746	3,921	3,847
Depreciation, depletion, amortization and impairment	3,360	3,086	3,080
Non-current liabilities, valuation allowances and deferred taxes	127	209	(53)
(Gains) losses on disposals of assets	(335)	25	182
Undistributed affiliates’ equity earnings	(102)	(423)	(250)
(Increase) decrease in working capital	49	(4,232)	2,013
Other changes, net	115	(23)	188
Cash flow from operating activities	5,960	2,563	9,007

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,766)	(4,222)	(3,699)
Acquisitions of subsidiaries, net of cash acquired	(1,627)	(232)	(251)
Investments in equity affiliates and other securities	(419)	(311)	(481)
Increase in non-current loans	(425)	(568)	(621)
Total expenditures	(7,237)	(5,333)	(5,052)
Proceeds from disposals of intangible assets and property, plant and equipment	69	301	44
Proceeds from disposals of subsidiaries, net of cash sold	154	117	213
Proceeds from disposals of non-current investments	15	1	56
Repayment of non-current loans	310	109	181
Total divestments	548	528	494
Cash flow used in investing activities	(6,689)	(4,805)	(4,558)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	492	-	521
- Treasury shares	(1,707)	(2,152)	(2,007)
Dividends paid:
- Parent company shareholders	(1,894)	(1,851)	(1,853)
- Non-controlling interests	(173)	(139)	(127)
Net issuance (repayment) of perpetual subordinated notes	-	(1,139)	(1,622)
Payments on perpetual subordinated notes	(27)	(128)	(50)
Other transactions with non-controlling interests	(31)	(20)	(19)
Net issuance (repayment) of non-current debt	257	3,431	4,319
Increase (decrease) in current borrowings	(356)	150	(5,453)
Increase (decrease) in current financial assets and liabilities	1,287	718	(530)
Cash flow from / (used in) financing activities	(2,152)	(1,130)	(6,821)
Net increase (decrease) in cash and cash equivalents	(2,881)	(3,372)	(2,372)
Effect of exchange rates	468	365	(57)
Cash and cash equivalents at the beginning of the period	22,837	25,844	25,640
Cash and cash equivalents at the end of the period	20,424	22,837	23,211

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2025	2024

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,667	9,651
Depreciation, depletion, amortization and impairment	6,446	6,116
Non-current liabilities, valuation allowances and deferred taxes	336	239
(Gains) losses on disposals of assets	(310)	(1,428)
Undistributed affiliates’ equity earnings	(525)	38
(Increase) decrease in working capital	(4,183)	(3,673)
Other changes, net	92	233
Cash flow from operating activities	8,523	11,176

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(8,988)	(7,119)
Acquisitions of subsidiaries, net of cash acquired	(1,859)	(1,010)
Investments in equity affiliates and other securities	(730)	(969)
Increase in non-current loans	(993)	(1,159)
Total expenditures	(12,570)	(10,257)
Proceeds from disposals of intangible assets and property, plant and equipment	370	381
Proceeds from disposals of subsidiaries, net of cash sold	271	1,431
Proceeds from disposals of non-current investments	16	90
Repayment of non-current loans	419	330
Total divestments	1,076	2,232
Cash flow used in investing activities	(11,494)	(8,025)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	492	521
- Treasury shares	(3,859)	(4,013)
Dividends paid:
- Parent company shareholders	(3,745)	(3,756)
- Non-controlling interests	(312)	(133)
Net issuance (repayment) of perpetual subordinated notes	(1,139)	(1,622)
Payments on perpetual subordinated notes	(155)	(209)
Other transactions with non-controlling interests	(51)	(36)
Net issuance (repayment) of non-current debt	3,688	4,361
Increase (decrease) in current borrowings	(206)	(1,917)
Increase (decrease) in current financial assets and liabilities	2,005	(259)
Cash flow from / (used in) financing activities	(3,282)	(7,063)
Net increase (decrease) in cash and cash equivalents	(6,253)	(3,912)
Effect of exchange rates	833	(140)
Cash and cash equivalents at the beginning of the period	25,844	27,263
Cash and cash equivalents at the end of the period	20,424	23,211

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2024	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first half 2024	-	-	9,508	-	-	-	9,508	143	9,651
Other comprehensive income	-	-	1,210	(714)	-	-	496	(20)	476
Comprehensive Income	-	-	10,718	(714)	-	-	10,004	123	10,127
Dividend	-	-	(3,929)	-	-	-	(3,929)	(133)	(4,062)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(58,719,028)	(4,513)	(4,513)	-	(4,513)
Sale of treasury shares(a)	-	-	(397)	-	6,065,491	397	-	-	-
Share-based payments	-	-	356	-	-	-	356	-	356
Share cancellation	(25,405,361)	(68)	(1,596)	-	25,405,361	1,664	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(135)	-	-	-	(135)	-	(135)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(36)	(36)
Other items	-	-	1	-	-	-	1	(6)	(5)
As of June 30, 2024	2,397,679,661	7,577	130,688	(14,415)	(87,791,389)	(6,471)	117,379	2,648	120,027
Net income of the second half 2024	-	-	6,250	-	-	-	6,250	130	6,380
Other comprehensive income	-	-	1,226	(844)	-	-	382	(24)	358
Comprehensive Income	-	-	7,476	(844)	-	-	6,632	106	6,738
Dividend	-	-	(3,827)	-	-	-	(3,827)	(322)	(4,149)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(61,744,204)	(3,482)	(3,482)	-	(3,482)
Sale of treasury shares(a)	-	-	2	-	5,775	(2)	-	-	-
Share-based payments	-	-	200	-	-	-	200	-	200
Share cancellation	-	-	1	-	-	(1)	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,103	-	-	-	1,103	-	1,103
Payments on perpetual subordinated notes	-	-	(137)	-	-	-	(137)	-	(137)
Other operations with non-controlling interests	-	-	-	-	-	-	–	(31)	(31)
Other items	-	-	(10)	-	-	-	(10)	(4)	(14)
As of December 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first half 2025	-	-	6,538	-	-	-	6,538	129	6,667
Other comprehensive income	-	-	(474)	1,695	-	-	1,221	61	1,282
Comprehensive Income	-	-	6,064	1,695	-	-	7,759	190	7,949
Dividend	-	-	(4,072)	-	-	-	(4,072)	(178)	(4,250)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(62,261,210)	(4,239)	(4,239)	-	(4,239)
Sale of treasury shares(a)	-	-	(414)	-	6,214,595	414	-	-	-
Share-based payments	-	-	340	-	-	-	340	-	340
Share cancellation	(127,622,460)	(345)	(8,397)	-	127,622,460	8,622	(120)	-	(120)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(156)	-	-	-	(156)	-	(156)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(51)	(51)
Other items	-	-	(1)	-	-	-	(1)	2	1
As of June 30, 2025	2,281,206,254	7,262	128,103	(13,564)	(77,953,973)	(5,159)	116,642	2,360	119,002

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2025

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of June 30, 2025, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2025, are consistent with those used for the financial statements at December 31, 2024.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2025 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2024.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Integrated Power
●	In April 2, 2025, following the agreements signed in 2024, TotalEnergies finalized the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany, for a consideration of €1.57 billion. VSB has built a recognized expertise and notable track record in the development of onshore wind power farms across Europe (more than 2 GW of developed capacity). VSB has 500 MW of renewable capacity in operation or under construction mainly in Germany and France, and a pipeline of more than 15 GW of wind, solar and battery storage technologies mainly across Germany, Poland and France.

2.2) Major business combinations

➢	Integrated LNG
●	Acquisition of the Upstream Gas Assets of SapuraOMV

In December 2024, TotalEnergies has finalized the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer and operator in Malaisia. In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	440
Intangible assets	437
Tangible assets	1,022
Other assets and liabilities	(486)
Net debt of the acquired treasury	(224)
Fair value of the consideration transferred	1,189

➢	Integrated Power
●	Acquisition of VSB Group

TotalEnergies finalized the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany. In accordance with IFRS 3, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalized within 12 months following the acquisition date.

2.3) Major divestment projects

➢	Exploration & Production
●	On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the SPDC JV licenses in Nigeria.

As of June 30, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,224 million and “Liabilities classified as held for sale” for an amount of $1,068 million. These assets mainly include tangible assets.

●	On May 29, 2025, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria (TEPNG) signed an agreement with Shell Nigeria Exploration and Production Company Ltd (SNEPCo) for the sale of its non-operated 12.5% interest in the OML118 Production Sharing Contract (PSC).

As of June 30, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $605 million and “Liabilities classified as held for sale” for an amount of $233 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a)	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b)	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c)	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

3.1) Information by business segment

1st half 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,938	5,674	9,925	44,386	38,945	13	-	101,881
Intersegment sales	17,589	5,121	1,385	13,817	333	57	(38,302)	-
Excise taxes	-	-	-	(366)	(8,940)	-	-	(9,306)
Revenues from sales	20,527	10,795	11,310	57,837	30,338	70	(38,302)	92,575
Operating expenses	(8,377)	(8,588)	(10,664)	(56,643)	(29,125)	(494)	38,302	(75,589)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,928)	(788)	(183)	(859)	(441)	(57)	-	(6,256)
Net income (loss) from equity affiliates and other items	191	1,143	384	(50)	103	(71)	-	1,700
Tax on net operating income	(4,121)	(441)	(100)	(95)	(266)	131	-	(4,892)
Adjustments (a)	(133)	(214)	(333)	(500)	(43)	(45)	-	(1,268)
Adjusted net operating income	4,425	2,335	1,080	690	652	(376)	-	8,806
Adjustments (a)								(1,268)
Net cost of net debt								(871)
Non-controlling interests								(129)
Net income - TotalEnergies share								6,538

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st half 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,233	1,779	3,439	593	406	120	-	12,570
Total divestments	438	35	405	48	135	15	-	1,076
Cash flow from operating activities	6,941	2,282	400	(1,096)	1,196	(1,200)	-	8,523

1st half 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,734	4,645	11,546	49,049	42,029	18	-	110,021
Intersegment sales	19,531	5,606	1,159	16,346	433	140	(43,215)	-
Excise taxes	-	-	-	(378)	(8,577)	-	-	(8,955)
Revenues from sales	22,265	10,251	12,705	65,017	33,885	158	(43,215)	101,066
Operating expenses	(9,113)	(7,706)	(12,071)	(62,535)	(32,697)	(547)	43,215	(81,454)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,824)	(631)	(202)	(792)	(414)	(55)	-	(5,918)
Net income (loss) from equity affiliates and other items	238	1,021	(589)	55	1,396	56	-	2,177
Tax on net operating income	(4,424)	(535)	(119)	(315)	(209)	32	-	(5,570)
Adjustments (a)	(75)	26	(1,389)	(171)	1,327	(13)	-	(295)
Adjusted net operating income	5,217	2,374	1,113	1,601	634	(343)	-	10,596
Adjustments (a)								(295)
Net cost of net debt								(650)
Non-controlling interests								(143)
Net income - TotalEnergies share								9,508

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st half 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	4,991	1,409	2,508	878	403	68	-	10,257
Total divestments	455	79	323	165	1,203	7	-	2,232
Cash flow from operating activities	8,125	2,141	1,398	(588)	1,542	(1,442)	-	11,176

2nd quarter 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,369	2,586	3,958	21,759	19,944	11	-	49,627
Intersegment sales	8,862	1,869	701	7,006	177	32	(18,647)	-
Excise taxes	-	-	-	(254)	(4,697)	-	-	(4,951)
Revenues from sales	10,231	4,455	4,659	28,511	15,424	43	(18,647)	44,676
Operating expenses	(4,577)	(3,632)	(4,479)	(27,995)	(14,751)	(302)	18,647	(37,089)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,978)	(397)	(108)	(520)	(224)	(31)	-	(3,258)
Net income (loss) from equity affiliates and other items	58	578	340	(42)	113	(35)	-	1,012
Tax on net operating income	(1,793)	(166)	(27)	(12)	(168)	57	-	(2,109)
Adjustments (a)	(33)	(203)	(189)	(447)	(18)	(23)	-	(913)
Adjusted net operating income	1,974	1,041	574	389	412	(245)	-	4,145
Adjustments (a)								(913)
Net cost of net debt								(486)
Non-controlling interests								(59)
Net income - TotalEnergies share								2,687

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2025	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	3,186	877	2,503	351	234	86	-	7,237
Total divestments	80	25	347	42	38	16	-	548
Cash flow from operating activities	3,675	539	799	887	628	(568)	-	5,960

2nd quarter 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,416	1,986	4,464	24,516	21,358	3	-	53,743
Intersegment sales	9,796	2,111	369	8,203	164	77	(20,720)	-
Excise taxes	-	-	-	(208)	(4,352)	-	-	(4,560)
Revenues from sales	11,212	4,097	4,833	32,511	17,170	80	(20,720)	49,183
Operating expenses	(4,669)	(2,922)	(4,506)	(31,647)	(16,601)	(318)	20,720	(39,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,907)	(310)	(105)	(416)	(208)	(30)	-	(2,976)
Net income (loss) from equity affiliates and other items	141	526	26	(13)	(84)	29	-	625
Tax on net operating income	(2,163)	(251)	(79)	(60)	(101)	(23)	-	(2,677)
Adjustments (a)	(53)	(12)	(333)	(264)	(203)	(9)	-	(874)
Adjusted net operating income	2,667	1,152	502	639	379	(253)	-	5,086
Adjustments (a)								(874)
Net cost of net debt								(365)
Non-controlling interests								(60)
Net income - TotalEnergies share								3,787

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,697	844	769	443	259	40	-	5,052
Total divestments	149	29	261	127	(78)	6	-	494
Cash flow from operating activities	4,535	431	1,647	1,541	1,650	(797)	-	9,007

3.2) Adjustment items

The main adjustement items for 2025 are the following:

1)	An “Inventory valuation effect” amounting to $(347) million in net operating income for the Refining & Chemicals and Marketing & Services segments;
2)	An “Effect of changes in fair value” amounting to $(438) million in net operating income for the Integrated LNG and Integrated Power segments;
3)

“Asset impairment and provisions charges” of $(209) million in net operating income mainly consisting of impairment and provision related to the adaptation project of the Antwerp platform for the Refining & Chemicals segment;

4)	“Other items” amounted to $(274) million in net operating income notably related to the impacts of the Energy Profits Levy in the United Kingdom on deferred tax.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME

		Exploration			Refining	Marketing
		&	Integrated	Integrated	&	&
(M$)		Production	LNG	Power	Chemicals	Services	Corporate	Total
2nd quarter 2025	Inventory valuation effect	-	–	–	(251)	(18)	–	(269)
	Effect of changes in fair value	-	(107)	(176)	–	–	–	(283)
	Restructuring charges	-	–	–	–	–	–	–
	Asset impairment and provisions charges	-	–	(13)	(196)	–	–	(209)
	Gains (losses) on disposals of assets	-	–	–	–	–	–	–
	Other items	(33)	(96)	–	–	–	(23)	(152)
Total		(33)	(203)	(189)	(447)	(18)	(23)	(913)
2nd quarter 2024	Inventory valuation effect	-	–	–	(263)	(64)	–	(327)
	Effect of changes in fair value	-	(12)	(279)	–	–	–	(291)
	Restructuring charges	-	–	(11)	–	–	–	(11)
	Asset impairment and provisions charges	-	–	–	–	–	–	–
	Gains (losses) on disposals of assets	-	–	29	–	(139)	–	(110)
	Other items	(53)	–	(72)	(1)	–	(9)	(135)
Total		(53)	(12)	(333)	(264)	(203)	(9)	(874)
1st half 2025	Inventory valuation effect	-	–	–	(304)	(43)	–	(347)
	Effect of changes in fair value	-	(118)	(320)	–	–	–	(438)
	Restructuring charges	-	–	–	–	–	–	–
	Asset impairment and provisions charges	-	–	(13)	(196)	–	–	(209)
	Gains (losses) on disposals of assets	-	–	–	–	–	–	–
	Other items	(133)	(96)	–	–	–	(45)	(274)
Total		(133)	(214)	(333)	(500)	(43)	(45)	(1,268)
1st half 2024	Inventory valuation effect	-	–	–	(170)	(50)	–	(220)
	Effect of changes in fair value	-	26	(637)	–	–	–	(611)
	Restructuring charges	-	–	(11)	–	–	–	(11)
	Asset impairment and provisions charges	-	–	(644)	–	–	–	(644)
	Gains (losses) on disposals of assets	(9)	–	29	–	1,377	–	1,397
	Other items	(66)	–	(126)	(1)	–	(13)	(206)
Total		(75)	26	(1,389)	(171)	1,327	(13)	(295)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2024	June 30, 2025
Number of treasury shares	149,529,818	77,953,973
Percentage of share capital	6.24%	3.42%

At its meeting on February 4, 2025, the Board of Directors decided, following the authorization of the Extraordinary Shareholder’s Meeting held on May 25, 2022, to cancel 127,622,460 treasury shares bought back between October 27, 2023 and November 19, 2024.

Dividend

The Shareholder’s Meeting of May 23, 2025 approved the distribution of an ordinary dividend at €3.22 per share. The final dividend for fiscal year 2024 was paid according to the following timetable :

Dividend 2024	First interim	Second interim	Third interim	Final
Amount	€0.79	€0.79	€0.79	€0.85
Set date	April 25, 2024	July 24, 2024	October 30, 2024	May 23, 2025
Ex-dividend date	September 25, 2024	January 2, 2025	March 26, 2025	June 19, 2025
Payment date	October 1, 2024	January 6, 2025	April 1, 2025	July 1, 2025

The Board of Directors, at its meeting on April 29, 2025, set the first interim dividend for the fiscal year 2025 at €0.85 per share. The ex-dividend date of this interim dividend will be October 1, 2025 and it will be paid in cash on October 3, 2025.

Furthermore, the Board of Directors, at its meeting on July 23, 2025, set the second interim dividend for the fiscal year 2025 at €0.85 per share, i.e. an amount equal to the aforementioned first interim dividend. The ex-dividend date of this interim dividend will be December 31, 2025 and it will be paid in cash on January 5, 2026.

Dividend 2025	First interim	Second interim
Amount	€0.85	€0.85
Set date	April 29, 2025	July 23, 2025
Ex-dividend date	October 1, 2025	December 31, 2025
Payment date	October 3, 2025	January 5, 2026

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.03 per share for the 2nd quarter 2025 (€1.61 per share for the 1st quarter 2025 and €1.51 per share for the 2nd quarter 2024). Diluted earnings per share calculated using the same method amounted to €1.01 per share for the 2nd quarter 2025 (€1.60 per share for the 1st quarter 2025 and €1.51 per share for the 2nd quarter 2024).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first six months of 2025.

In February 2025, TotalEnergies SE has redeemed the outstanding nominal amount of €1,082 million of perpetual subordinated notes carrying a coupon of 2.625%, issued in February 2015, on their first call date.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2025	1st half 2024
Actuarial gains and losses	16	20

Change in fair value of investments in equity instruments	64	143

Tax effect	(19)	(19)
Currency translation adjustment generated by the parent company	8,690	(2,189)
Sub-total items not potentially reclassifiable to profit and loss	8,751	(2,045)

Currency translation adjustment	(6,709)	1,622
- unrealized gain/(loss) of the period	(6,708)	1,634
- less gain/(loss) included in net income	1	12

Cash flow hedge	(668)	1,400
- unrealized gain/(loss) of the period	(1,000)	1,346
- less gain/(loss) included in net income	(332)	(54)

Variation of foreign currency basis spread	19	(15)
- unrealized gain/(loss) of the period	12	(6)
- less gain/(loss) included in net income	(7)	9

Share of other comprehensive income of equity affiliates, net amount	(274)	(114)
- unrealized gain/(loss) of the period	(268)	(103)
- less gain/(loss) included in net income	6	11

Other	7	-

Tax effect	156	(372)
Sub-total items potentially reclassifiable to profit and loss	(7,469)	2,521
Total other comprehensive income (net amount)	1,282	476

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2025			1st half 2024
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	16	(5)	11	20	12	32
Change in fair value of investments in equity instruments	64	(14)	50	143	(31)	112
Currency translation adjustment generated by the parent company	8,690	-	8,690	(2,189)	-	(2,189)
Sub-total items not potentially reclassifiable to profit and loss	8,770	(19)	8,751	(2,026)	(19)	(2,045)
Currency translation adjustment	(6,709)	-	(6,709)	1,622	-	1,622
Cash flow hedge	(668)	163	(505)	1,400	(376)	1,024

Variation of foreign currency basis spread	19	(7)	12	(15)	4	(11)
Share of other comprehensive income of equity affiliates, net amount	(274)	-	(274)	(114)	-	(114)
Other	7	-	7	-	-	-
Sub-total items potentially reclassifiable to profit and loss	(7,625)	156	(7,469)	2,893	(372)	2,521
Total other comprehensive income	1,145	137	1,282	867	(391)	476

5) Financial debt

The Company has issued senior bonds across three tranches in the Euro markets on February 24th, 2025 with a settlement date on March 3rd, 2025:

-1,000 million euros at 3.160% issued by TotalEnergies Capital International and maturing in March 2033;

-850 million euros at 3.499% issued by TotalEnergies Capital International and maturing in March 2037;

-1,300 million euros at 3.852% issued by TotalEnergies Capital International and maturing in March 2045.

The Company has issued senior bonds across three tranches in the Euro markets on June 24th, 2025 with a settlement date on July 1st, 2025:

-	1,000 million euros at 3.075% issued by TotalEnergies Capital International and maturing in July 2031;
-	1,100 million euros at 3.647% issued by TotalEnergies Capital International and maturing in July 2035;
-	900 million euros at 4.060% issued by TotalEnergies Capital International and maturing in July 2040.

The Company has redeemed three senior bonds during the first six months of 2025:

-	1,000 million dollars at 2.434% bond issued by TotalEnergies Capital International in 2019 and maturing in January 2025;
-	850 million euros at 1.375% bond issued by TotalEnergies Capital International in 2014 and maturing in March 2025;
-	1,000 million Hong Kong dollars at 2.920% bond issued by TotalEnergies Capital International in 2014 and maturing in April 2025.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2025.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, the TotalEnergies company has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led the Company, as operator of Mozambique LNG project, to declare force majeure.

Legal and arbitration proceedings

-	Disputes relating to Climate

In France, TotalEnergies SE was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while strucking out 17 of the 22 applicants as well as declining to awards any provisional measures. TotalEnergies SE considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Corporation, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies's assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, several US subsidiaries of TotalEnergies were summoned, amongst many companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Corporation, which was initially summoned in some of these claims along with these subsidiaries, is no longer named in these proceedings. The Company considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

-Mozambique

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SE in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact1.

1 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

-Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.